FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the Plan fiscal year ended December 31, 2018
Commission File Number 1-812

UTC PUERTO RICO SAVINGS PLAN
UNITED TECHNOLOGIES CORPORATION
10 Farm Springs Road
Farmington, Connecticut 06032

UTC PUERTO RICO SAVINGS PLAN
Index to Financial Statements
Year Ended December 31, 2018

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of the UTC Puerto Rico Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the UTC Puerto Rico Savings Plan (the “Plan”) as of December 31, 2018 and 2017 and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of assets (held at end of year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
Hartford, Connecticut
June 26, 2019

We have served as the Plan’s auditor since 2002.

UTC PUERTO RICO SAVINGS PLAN
Statements of Net Assets Available for Benefits

	December 31, 2018	December 31, 2017
Assets:
Investments, at fair value	$27,042,765	$27,354,936
Contributions receivable:
Participants'	53,237	—
Employer's	22,931	—
Notes receivable from participants	2,422,739	2,778,369
Net assets available for benefits	$29,541,672	$30,133,305

The accompanying notes are an integral part of these financial statements.

UTC PUERTO RICO SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2018
Additions to net assets attributed to:
Investment income:
Interest	$4,096
Dividends	637,693
Contributions:
Participants'	3,996,709
Employer's	1,300,184
Asset transfer from Otis Plan	1,109,863
Interest income on notes receivable from participants	170,944
Total additions	7,219,489
Deductions from net assets attributed to:
Net depreciation in fair value of investments	3,240,748
Distributions to participants or beneficiaries	4,570,374
Total deductions	7,811,122
Net decrease	(591,633)
Net assets available for benefits December 31, 2017	30,133,305
Net assets available for benefits December 31, 2018	$29,541,672
The accompanying notes are an integral part of these financial statements.

UTC PUERTO RICO SAVINGS PLAN
Notes to Financial Statements
NOTE 1 - DESCRIPTION OF THE PLAN
General. The UTC Puerto Rico Savings Plan, formerly known as the Hamilton Sundstrand de Puerto Rico Savings Plan (the Plan), is a defined contribution plan, which is subject to the Employee Retirement Income Security Act of 1974 (ERISA), covering all employees of Hamilton Sundstrand de Puerto Rico, Inc., an indirect subsidiary of United Technologies Corporation (UTC or Employer).
Effective January 1, 2018, the Otis Puerto Rico Savings Plan merged into the UTC Puerto Rico Savings Plan, resulting in the transfer of net assets of $1,109,863 into the Plan on February 7, 2018. Effective January 1, 2018, participants of the Otis Puerto Rico Savings Plan became eligible to participate in the UTC Puerto Rico Savings Plan.
The following is a brief description of the Plan. A complete description of the provisions of the Plan can be obtained by referring to the prospectus and summary plan description as well as the Plan document, which are available from UTC.
Trustee and Recordkeeper. Banco Popular de Puerto Rico is the Plan's Trustee. State Street Bank and Trust is the Plan's Custodian and holds all of the Plan's assets. Prior to August 1, 2018, Banco Popular de Puerto Rico was the Plan's Custodian. Alight Solutions LLC is the Plan's Recordkeeper and performs participant account recordkeeping services. Prior to August 1, 2018, Alight Solutions Caribe, Inc. was the Plan's Recordkeeper.
Contributions and Vesting. Participants may elect to contribute up to the lesser of 40% of pre-tax eligible compensation, as defined, or $15,000. Participants may also make additional after-tax contributions of up to 10% of eligible compensation through payroll deductions, subject to statutory and Plan limits. Participants direct the investment of their contributions into various investment options offered by the Plan. As of December 31, 2018, the Plan offered sixteen investment options to participants: ten target date retirement funds, a total stock market index fund, an international stock index fund, a total bond market index fund, a money market fund, a target retirement income fund and UTC common stock.
Participant contributions, plus actual earnings thereon, are fully vested at all times under the Plan. New participants are automatically enrolled at a pre-tax deferral rate of 4% of eligible compensation 45 days after date of hire. Participants may opt out of automatic enrollment at any point. The contribution rate will automatically increase by 1% each year thereafter until it reaches 6%. Automatic contributions are invested in an age appropriate target retirement fund. Employer contributions, plus actual earnings thereon become fully vested after two years of Plan participation or three years of continuous service, or earlier upon other events specified in the Plan.
The Employer's matching contribution is equal to 60 percent of the participant's first 1 percent to 6 percent of eligible contributions, as defined. Employer and participant contributions are deposited into the investment options in accordance with the participants' elections.
Participant Accounts. Each participant's account is credited with (a) the participant's contributions, (b) UTC's contributions and (c) Plan earnings and losses reduced by expense allocations. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Forfeited balances of terminated participants' non-vested Employer contribution amounts are used to reduce the Employer's contributions to the Plan. Approximately $5,000 of forfeitures were used to fund a portion of Employer contributions for the year ended December 31, 2018; there were no forfeitures for the year ended December 31, 2017.
Voting Rights. Common stock held in the UTC Common Stock Fund are voted by the Trustee at shareowner meetings of UTC in accordance with the confidential instructions of the participants whose accounts are invested in that fund. All shares of Employer stock for which the Trustee receives voting instructions from participants to whose accounts the shares are allocated are voted in accordance with those instructions. All UTC common stock for which the Trustee does not receive timely voting instructions are voted by the Trustee in accordance with the timely instructions it receives with respect to a plurality of the shares.
Notes Receivable from Participants. Under the terms of the Plan, participants are allowed to borrow up to the lesser of 50 percent of their vested account balances or $50,000 (less the amount of the participant's highest outstanding loan balance in the preceding 12 month period), with a minimum loan amount of $1,000, and must repay their loan within five years. Participants may only have one loan outstanding at a time. New loans are collateralized by the balance in the participant's account and bear interest at the prime rate plus one percent per The Wall Street Journal/Reuters, which stood at 6.5% and 5.5% at December 31, 2018 and December 31, 2017, respectively. Principal and interest are paid ratably through payroll deductions by active participants or through direct payment by inactive participants.

Payment of Benefits. Generally, on termination of service, benefits may be left in the Plan or paid in a lump sum or in installments to a terminating participant. In the case of death of a participant, benefits may be paid to beneficiaries in a lump sum or in installments. Participants are also eligible for hardship withdrawals in accordance with the Plan document.
NOTE 2 - SUMMARY OF ACCOUNTING PRINCIPLES
Basis of Accounting. The financial statements of the Plan are prepared under the accrual method of accounting.
Investment Valuation and Income Recognition. The Plan's investments are stated at fair value as determined by the Plan Trustee, typically by reference to published market data. See Note 3 for further discussion of how the fair values of the Plan's investments were determined.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date.
Net depreciation in the fair value of investments includes realized and unrealized gains and losses.
Notes Receivable from Participants. Notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan.
Plan Expenses. Administrative expenses, such as trustee, custodial, legal, audit and recordkeeping fees, were paid directly by the Employer in 2018. Investment management fees are included within net depreciation.
Payments of Benefits. Benefit payments to participants or beneficiaries are recorded when paid.
Use of Estimates. The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the dates of the financial statements, and changes therein during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the dates of the financial statements. Actual results could differ from those estimates.
Risks and Uncertainties. The Plan provides for various investment options in any combination of stocks, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. These risks can be adversely impacted by shifts in the market's perception of the issuers, changes in interest rates, and global economic conditions. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.
Subsequent Events. In preparing the accompanying financial statements, the Plan evaluated events occurring December 31, 2018 through the date the financial statements were issued.
On June 9, 2019, UTC entered into a merger agreement with Raytheon Company (“Raytheon”) providing for an all-stock merger of equals transaction.  The merger agreement provides, among other things, that each share of Raytheon common stock issued and outstanding immediately prior the closing of the merger (except for shares held by Raytheon as treasury stock) will be converted into the right to receive 2.3348 shares of UTC common stock.  Upon the closing of the merger, Raytheon will become a wholly-owned subsidiary of UTC, and UTC will change its name to Raytheon Technologies Corporation. The merger is expected to close in the first half of 2020 and is subject to customary closing conditions, including receipt of required regulatory approvals and the approval of both Raytheon’s and our shareowners, as well as the completion of UTC's previously announced separation of its Otis and Carrier businesses.
NOTE 3 - FAIR VALUE OF INVESTMENTS
The Fair Value Measurements and Disclosure Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) establishes a valuation hierarchy for disclosure of the inputs to the valuations used to measure fair value. A financial asset or liability's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. This hierarchy prioritizes the inputs into three broad levels as follows:
Level 1 – quoted prices in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly;

Level 3 – unobservable inputs based on our own assumptions used to measure assets and liabilities at fair value.
The following is a description of the valuation methodologies used for the Plan's investments measured at fair value, including the general classification of those investments:
Short-term investments - Short-term investments represent investments held by the Plan in commingled institutional funds or deposit accounts. The commingled institutional funds classified as short-term investments, known as short term investment funds, transact daily without restriction in a manner similar to money market funds with an objective of maintaining a constant $1.00 NAV through investment in high-quality securities with short durations and are valued at the NAV per unit as of the valuation date. Although not traded on an active market, the NAVs of the short term investment funds are observable. Deposit accounts are valued at the amounts deposited in the account, plus accrued interest.
Interest-bearing cash – Money market accounts are valued at the NAV per share as quoted by such companies or funds as of the valuation date. The money market accounts that are invested in by the Plan are institutional accounts and are commingled. Although not traded on an active market the NAV is observable. Cash is valued at the amounts deposited in the account, plus accrued interest. The money market fund is traded daily without restriction.
Mutual funds – Shares held in mutual funds are valued at NAV as of the last business day of each period presented.
UTC common stock - UTC common stock is stated at fair value determined using the closing market price for UTC common stock as of the valuation date.
UTC Common Stock Fund – The UTC Common Stock Fund invests in a single stock, UTC common stock. The value of the units credited to participants' UTC Common Stock Fund account tracks the value of UTC common stock, and this Fund holds certain highly liquid short-term investments, which provide readily available cash to fund participants’ distributions, loans, and investment exchanges. At December 31, 2017, UTC Common Stock Fund was stated at fair value determined using the closing sales price of UTC common stock as of the valuation date. At December 31, 2018, the Plan valued its investment in UTC common stock separately from the highly liquid short-term investments.

The following table provides the investments carried at fair value measured on a recurring basis as of December 31, 2018 and 2017:

	December 31, 2018
	Level 1	Level 2	Level 3	Total
Short-term investments	$—	$275,825	$—	$275,825
Money market accounts	—	1,150,170	—	1,150,170
UTC common stock	6,177,480	—	—	6,177,480
Mutual Funds	$19,439,290	—	—	19,439,290
Total	$25,616,770	$1,425,995	$—	$27,042,765

	December 31, 2017
	Level 1	Level 2	Level 3	Total
Short-term investments	$—	$330,319	$—	$330,319
Money market accounts	—	626,049	—	626,049
UTC Common Stock Fund	—	7,481,542	—	7,481,542
Mutual Funds	$18,917,026	—	—	18,917,026
Total	$18,917,026	$8,437,910	$—	$27,354,936
For the year ended December 31, 2018 there were no significant transfers in and out of Level 1 and Level 2.
NOTE 4 - RELATED-PARTY TRANSACTIONS
The Trustee manages certain Plan investment options. These transactions qualify as exempt party-in-interest transactions.
The Plan holds common shares of UTC, the Plan sponsor, and these qualify as exempt party-in-interest transactions. During the year ended December 31, 2018, the Plan purchased shares of UTC common stock in the amount of $2,628,247, sold shares of UTC common stock in the amount of $2,610,388, and had net depreciation in the fair value of the UTC common stock in the amount of $1,089,466. The total value of the Plan's interest in UTC common stock was 6,177,480 at December 31, 2018. The total value of the Plan's interest in the UTC Common Stock Fund was $7,481,542 at December 31, 2017.
In addition, certain of the investment options are managed by State Street Global Advisors. Transactions in such investments qualify as exempt party-in-interest transactions. Notes receivable from participants transactions also qualify as party-in-interest transactions.

NOTE 5 - PLAN TERMINATION
Although it has not expressed any intent to do so, UTC has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their account balances.
NOTE 6 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following are reconciliations of net assets available for benefits and benefits paid from the financial statements to the Form 5500:

	December 31,
	2018	2017
Net assets available for benefits per the financial statements	$29,541,672	$30,133,305
Less: Deemed distributions of participant loans	(109,972)	(84,374)
Net assets available for benefits per Form 5500	$29,431,700	$30,048,931

Year Ended
December 31, 2018
Distribution to participants or beneficiaries per the financial statements	$4,570,374
Add: Deemed distributions of participant loans	109,972
Less: Deemed distributions of participant loans at December 31, 2017	(84,374)
Distribution to participants or beneficiaries per Form 5500	$4,595,972
Deemed distributions of participant loans are included within the Notes receivable from participants balance per the financial statements, however, are reported as taxable distributions per Form 5500.
NOTE 7 - TAX STATUS
On April 3, 2017, in compliance with the provisions of Circular Letter of Tax Policy No. 16-08 issued by the Puerto Rico Treasury Department on December 23, 2016, a request for determination as to qualification under the provisions of Sections 1033.09 and 1081.01(a) and (d) of the Puerto Rico Internal Revenue Code of 2011, as amended, was filed. On February 7, 2018, a determination letter was received from The Puerto Rico Department of Treasury declaring no objection to the participation of the Plan, as amended. The trust established thereunder will be entitled to exemption from local income taxes under the Puerto Rico Internal Revenue Code of 2011. The Plan is designed and is currently being operated in compliance with the applicable requirements of the Act, as amended.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by The Puerto Rico Department of Treasury. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2016.
NOTE 8 - ACCOUNTING PRONOUNCEMENTS
In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The new standard removes the disclosure requirements for the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy. The provisions of this ASU are effective for years beginning after December 15, 2019, with early adoption permitted. We do not expect this ASU to have a significant impact on the Plan's results, as it only includes changes to disclosure requirements.

SUPPLEMENTAL SCHEDULE
UTC PUERTO RICO SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
*	United Technologies Corporation	Common Stock	**	$6,177,480
*	State Street Short-term Investment Fund	Short-term Investment	**	232,455
*	State Street Government Short-term Investment Fund	Short-term Investment	41,468	41,468
*	BPPR Time Deposit Open Account Variable Rate	Short-term Investment	1,902	1,902
	Vanguard Target Retirement 2015	Mutual Fund	**	195,067
	Vanguard Target Retirement 2020	Mutual Fund	**	1,324,845
	Vanguard Target Retirement 2025	Mutual Fund	**	4,376,408
	Vanguard Target Retirement 2030	Mutual Fund	**	2,953,504
	Vanguard Target Retirement 2035	Mutual Fund	**	2,832,967
	Vanguard Target Retirement 2040	Mutual Fund	**	2,099,942
	Vanguard Target Retirement 2045	Mutual Fund	**	1,686,037
	Vanguard Target Retirement 2050	Mutual Fund	**	1,407,814
	Vanguard Target Retirement 2055	Mutual Fund	**	614,252
	Vanguard Target Retirement 2060	Mutual Fund	**	105,845
	Vanguard Target Retirement Income	Mutual Fund	**	397,622
	Vanguard Total Stock Market Index Fund	Mutual Fund	**	942,577
	Vanguard Total International Stock Index Fund	Mutual Fund	**	110,594
	Vanguard Total Bond Market Index Fund	Mutual Fund	**	391,816
	Vanguard Treasury Money Market Fund	Money Market Fund	**	1,150,170
*	Plan Participants	Notes receivable from participants collateralized by participant balances, interest ranging from 4.25 percent to 9 percent, terms ranging from 1 year to 10 years	—	2,312,767
				$29,355,532

*	Indicates an identified person known to be a party-in-interest to the Plan.
**	Cost has been omitted as investment is participant directed.

SIGNATURE
The Plan (or other persons who administer the employee benefit plan), pursuant to the requirements of the Securities Exchange Act of 1934, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UTC PUERTO RICO SAVINGS PLAN

Dated:	June 26, 2019	By:	/s/ PETER HOLOWESKO
Peter Holowesko Vice President, Global Benefits United Technologies Corporation

EXHIBIT INDEX

23	Consent of Independent Registered Public Accounting Firm